SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 _____________

                                 SCHEDULE 13G
                                (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13D-1(B) AND (C) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)
                          (AMENDMENT NO. _________){1}


                             @Entertainment, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 045920 10 5
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                 _____________

**FOOTNOTES**

     {1}   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 045920 10 5                           13G           Page 2 of 6 Pages

 1     NAMES OF REPORTING PERSONS
       IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Kenneth N. Musen

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /  /
                                                               (b) /X/
  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.

                              5     SOLE VOTING POWER
                                    0 shares
          NUMBER OF
           SHARES             6     SHARED VOTING POWER
        BENEFICIALLY                733,000 shares (see Row 9, below)
        OWNED BY EACH
          REPORTING           7     SOLE DISPOSITIVE POWER
           PERSON                   0 shares
            WITH
                              8     SHARED DISPOSITIVE POWER
                                    733,000 shares (see Row 9, below)

  9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 733,000 shares, held as joint trustee with Cheryl A. Chase for the Cheryl A. Chase Marital Trust

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                             /X/

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9 )
       2.2%

  12   TYPE OF REPORTING PERSON*
       IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

           @Entertainment, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           PTK Warszawa S.A.
           UL. Pawinskiego 5A
           Warszawa, Polska

Item 2(a). Name of Person Filing:

           Kenneth N. Musen

Item 2(b). Address of Principal Business Office or, if None, Residence:

           c/o Chase Enterprises
           One Commercial Plaza
           Hartford, Connecticut 06103

Item 2(c). Citizenship:

           United States

Item 2(d). Title of Class of Securities:

           common stock, par value $.01 per share (the "Common Stock")

Item 2(e). CUSIP Number:

           045920 10 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

           Not applicable

Item 4.    Ownership.*

           (a)  Amount Beneficially Owned: 733,000

           (b)  Percent of Class: 2.2%

           (c)   Number of shares as to which such person has:

           (i)    sole power to vote or to direct the vote: 0

           (ii)   shared power to vote or to direct the vote: 733,000

           (iii)  sole power to dispose or to direct the disposition of: 0

           (iv)  shared power to dispose or to direct the disposition of:
                 733,000

        * The 733,000 shares of Common Stock to which this schedule relates are owned by the Cheryl A. Chase Marital Trust, a trust of which the reporting person and Cheryl A. Chase are the joint trustees and Cheryl a Chase and her children are the beneficiaries. The reporting person does not have the power to vote or direct the vote or to dispose or direct the disposition of any shares of Common Stock other than through such affiliation.

             This schedule does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly declares that the filing of this schedule shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the 10,303,000 shares of Common Stock, or 30.9% of the shares of Common Stock outstanding, owned by Polish Investments Holding L.P. Chase Polish Enterprises, Inc., Cheryl A. Chase and Arnold L. Chase (the brother of Cheryl A. Chase) may be deemed to be beneficial owners of such shares.

             This filing is being made because of the relationships between the reporting person and the other persons named in this Item. The reporting person has not agreed to act together with any of the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

        As a result of the relationships described in the note to Item 4, Cheryl A. Chase and the Cheryl A. Chase Marital Trust may be deemed to share the power to direct the receipt of dividends from, and the proceeds from the sale of, the 733,000 shares of Common Stock beneficially owned by the reporting person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable

Item 10.Certification.

        Not Applicable

                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 10, 1998
                               /s/ Kenneth N. Musen
                               Kenneth N. Musen